EXHIBIT 99.1

WESTERN GAS ANNOUNCES
SIMPLIFICATION TRANSACTION AND STRATEGIC ACQUISITION

PROVIDES 2019 OUTLOOK

HOUSTON – (PR NEWSWIRE) – November 8, 2018 – Western Gas Partners, LP (NYSE:WES) (“WES”) and Western Gas Equity Partners, LP (NYSE:WGP) (“WGP” or the “Partnership”) today announced they have entered into a merger agreement (the “Agreement”) whereby WGP will acquire all the publicly held common units of WES and substantially all of the units owned by Anadarko Petroleum Corporation (NYSE: APC) (“APC”) in a unit-for-unit, tax-free exchange (the “Simplification Transaction”). WES will survive as a partnership with no publicly traded equity and remain the borrower for all existing and future debt issuances, as well as the owner of all operating assets and equity investments. WGP will own 98% of WES, and APC will own the remaining 2%. In conjunction with the Simplification Transaction, WES has agreed to acquire substantially all of APC’s remaining midstream assets for a price of $4.015 billion (the “Acquisition,” and together with the Simplification Transaction, the “Transactions”). The Transactions were negotiated and unanimously approved by the Special Committees of the Boards of Directors of the general partners of WGP and WES, and were also unanimously approved by the Boards of Directors of the general partners of WGP and WES, and the APC Board of Directors.

Transaction Highlights

•	The WES incentive distribution rights (“IDRs”) and general partner units will be eliminated.

•	The Transactions are expected to be approximately 10% to 20% accretive to both WES’s and WGP’s estimated distributable cash flow per unit each year from 2019 to 2021.

•	Public WES unitholders will receive 1.525 WGP common units for each WES common unit in a tax-free exchange, which represents a 7.6% premium to WES’s closing price on November 7, 2018.

•	WES and WGP will become a single publicly-traded partnership, with a significantly larger public float and increased expected trading liquidity.

•
The Acquisition is an immediately accretive transaction of high-growth, complementary assets in the Delaware and DJ Basins at ~9.5x 2019 forecasted Adjusted EBITDA[1] of approximately $420 million, which includes $40 million of incremental general and administrative expenses to be assumed post-closing.

•	The Acquisition will be financed 50% with cash and 50% with equity issued to APC.

•	In 2019, WGP unitholders are expected to experience 6% - 8% distribution growth, while current WES unitholders are expected to experience 1% - 2% distribution growth.

•	WGP expects to generate no less than 1.2x full-year distribution coverage in 2019 and distribution growth of 6% - 8% in 2020 and 2021 with coverage of over 1.3x.

•	WES believes it will retain its current ratings and outlooks with all three major ratings agencies.

•	Subject to WES unitholder approval, the Transactions are expected to close in the first quarter of 2019.

“The transactions we announced today will transform the Western Gas franchise, and put it on a new, stronger footing for continued success in the future. We have executed these transactions at a time when we are realizing strong organic cash flow growth and expanding distribution coverage,” said Chief Executive Officer, Benjamin Fink. “This step serves to strengthen our already considerable competitive advantages via a lower cost of equity and a clean, simple capital structure. We are delighted to have been able to structure a transaction in which we expect all unitholders will realize annual distribution growth in 2019, as well as an enhanced long-term distribution growth profile.”

Simplification Transaction Details
Under the terms of the Agreement, the public unitholders of WES will receive 1.525 units of WGP per WES unit owned. This represents a 7.6% premium to WES’s closing price on November 7, 2018. The WES common units currently owned by Anadarko, including the Class C units, will be converted into WGP common units at closing at the same exchange ratio. In addition, the WES IDRs and general partner units will be exchanged for newly issued WES common units.

(1) A reconciliation of any forecasted Adjusted EBITDA to net cash provided by operating activities and net income, or forecasted Adjusted gross margin to operating income is not provided because the items necessary to estimate such amounts are not reasonably accessible or estimable at this time.

(2) System statistics, including mileage and capacities, are as of September 30, 2018.

The Simplification Transaction will not be taxable to either WES or WGP unitholders and is expected to close in the first quarter of 2019, subject to the approval of holders of a majority of the WES common units, regulatory approvals, and other customary closing conditions.
The WGP Special Committee, consisting of directors not associated with management or APC, evaluated the Transactions on behalf of the public unitholders and the WGP Board of Directors. The WGP Special Committee unanimously recommended approval of the Transactions to the Board of Directors of WGP. The WES Special Committee, consisting of directors not associated with management or APC, evaluated the Transactions on behalf of the WES Board of Directors and the public unitholders and also unanimously recommended approval of the Transactions to the WES Board of Directors. The Transactions were unanimously approved by the Board of Directors of each of WGP, WES and APC.

Acquired Asset Overview2

•	~95% of forecasted 2019 Adjusted EBITDA[1] of the acquired assets is expected to be generated from the Delaware and DJ Basins

•	~530 miles of crude oil gathering and ~190 MBbls/d of stabilization in the Delaware Basin

•	~620 miles of produced water gathering and 505 MBbls/d of disposal in the Delaware Basin

•	50% non-operated equity interest in each of two Delaware Basin gas processing plants with 325 MMcf/d of gross capacity

•	~280 miles of crude oil gathering and ~155 MBbls/d of stabilization in the DJ Basin

•	290 MMcf/d of natural gas processing capacity in the DJ Basin

•	20% non-operated equity interest in Saddlehorn Pipeline

•	15% non-operated equity interest in Panola Pipeline

On a pro forma basis, WGP’s portfolio will be highly focused on the Delaware and DJ Basins, which WGP forecasts will generate 40% and 37%, respectively, of its expected 2019 Adjusted EBITDA1, with an additional 10% generated from investments in long haul transportation and fractionation assets. Additionally, on a run-rate basis, WGP forecasts that 97% of the pro forma portfolio’s Adjusted gross margin1 will be generated by long-term, fixed-fee contracts, with approximately 66% of natural gas throughput and approximately 80% of liquids throughput supported by either minimum volumetric commitments with associated deficiency payments or cost of service commitments.

(1) A reconciliation of any forecasted Adjusted EBITDA to net cash provided by operating activities and net income, or forecasted Adjusted gross margin to operating income is not provided because the items necessary to estimate such amounts are not reasonably accessible or estimable at this time.

(2) System statistics, including mileage and capacities, are as of September 30, 2018.

“As a result of this transaction, we are now one of the largest midstream service providers in the U.S. The significantly accretive acquisition of virtually all of Anadarko’s midstream assets perfectly complements our Delaware and DJ natural gas infrastructure by adding overlapping oil and produced water gathering and disposal assets,” said Chief Operating Officer, Gennifer Kelly. “Our enhanced ability to offer integrated midstream services will provide meaningful additional competitive advantages and economies of scale in each basin.”

Financing, Balance Sheet, and Pro Forma Equity Capitalization
To fund the cash consideration of the Acquisition, WES has received an underwritten commitment for a $2.0 billion senior unsecured term loan facility (the “Term Loan”), which will close concurrently with the closing of the Transactions. The $2.008 billion of WES units issued to APC as part of the Acquisition consideration will be issued at a price of $43.87 per unit, which is based on the 30 day VWAP as of November 6, 2018. A portion of such common units will not convert into WGP common units in order for APC to maintain a 2% interest in WES. The remainder will convert into WGP common units at a ratio of 1.4056 to 1 (which represents no premium to the 30 day VWAPs for WES and WGP as of November 6, 2018). After giving effect to the Transactions, WGP estimates that there will be approximately 453 million common units outstanding, and APC will own approximately 55.5% of WGP. The public float of WGP will be more than 4x greater than its current public float of approximately 49 million units.
WES believes that it will maintain its current ratings and outlooks with all three major ratings agencies. The pro-forma leverage ratio at the end of 2019 is expected to be between 4.0x to 4.25x and return to a range of 3.5x to 4.0x in 2020 without the need for future equity issuance.

2019 Outlook

•	Adjusted EBITDA[1] between $1.8 billion and $1.9 billion

•
Total capital expenditures between $1.3 billion and $1.4 billion, including equity investments and assuming the future exercise of the option for a 30% interest in Red Bluff Express pipeline for approximately $110 million

(1) A reconciliation of any forecasted Adjusted EBITDA to net cash provided by operating activities and net income, or forecasted Adjusted gross margin to operating income is not provided because the items necessary to estimate such amounts are not reasonably accessible or estimable at this time.

(2) System statistics, including mileage and capacities, are as of September 30, 2018.

•	Total maintenance capital between $110 million and $120 million

•	Distribution coverage ratio of at least 1.2x including the impact of the Class C unit conversion

WGP expects that WES’s existing unitholders will receive a 2019 full-year distribution that is 1% to 2% higher than its estimated 2018 full-year distribution of $3.83 per unit. Additionally, WGP expects that its current unitholders will receive a 2019 full-year distribution that is 6% to 8% higher than its estimated 2018 full-year distribution of $2.36 per unit. In 2020 and 2021, WGP expects that the pro forma portfolio will be capable of continuing to grow distributions annually by 6% to 8% while generating distribution coverage of over 1.3x with expanding distribution coverage in each year. Furthermore, given its significantly increased overall scale and focus on key basins, WGP announced that following the close of the Transactions it will begin providing quarterly disclosure of: (i) DJ and Delaware Basin volumes and (ii) produced water gathering and disposal volumes separately from crude oil and NGL volumes.
“Our outlook reflects the combination of an immediately accretive acquisition with an organic portfolio that was already projected to generate over 20% Adjusted EBITDA growth in 2019,” said Chief Financial Officer, Jaime Casas. “We believe the resulting portfolio will continue to generate healthy cash flow growth and distribution coverage, thus enabling us to execute our capital plan without the need for equity financing.”

Advisors
Barclays Capital Inc. acted as financial and structuring advisor to the APC and WES management teams. Citi and Richards, Layton & Finger, P.A. acted as financial and legal advisors, respectively, to the Special Committee of WGP. Lazard Freres & Co. LLC and Bracewell LLP acted as financial and legal advisors, respectively, to the Special Committee of WES. Goldman Sachs & Co. LLC acted as financial advisor to the APC Board of Directors. Vinson & Elkins L.L.P. served as transaction counsel to Anadarko, WES and WGP.

(1) A reconciliation of any forecasted Adjusted EBITDA to net cash provided by operating activities and net income, or forecasted Adjusted gross margin to operating income is not provided because the items necessary to estimate such amounts are not reasonably accessible or estimable at this time.

(2) System statistics, including mileage and capacities, are as of September 30, 2018.

Conference Call & Presentation
WES and WGP will host a joint conference call on November 8, 2018, at 7:30 a.m. Central Standard Time (8:30 a.m. Eastern Standard Time) to discuss the Transactions discussed above. Individuals who would like to participate should dial 866-692-8319 (Domestic) or 469-473-3852 (International) approximately 15 minutes before the scheduled conference call time, and enter participant access code 9735588. To access the live audio webcast of the conference call, please visit the investor relations section of the WES and WGP website, www.westerngas.com. A replay of the conference call will also be available on the website for two weeks following the call.

About Western Gas
WES is a growth-oriented Delaware master limited partnership formed by Anadarko Petroleum Corporation to acquire, own, develop and operate midstream assets. With midstream assets located in the Rocky Mountains, North-central Pennsylvania, Texas and New Mexico, WES is engaged in the business of gathering, compressing, treating, processing and transporting natural gas; gathering, stabilizing and transporting condensate, natural gas liquids and crude oil; and gathering and disposing of produced water for Anadarko, as well as for third-party producers and customers. In addition, in its capacity as a processor of natural gas, WES also buys and sells natural gas, NGLs and condensate on behalf of itself and as agent for its customers under certain of its contracts.

WGP is a Delaware master limited partnership formed by Anadarko Petroleum Corporation to own the following types of interests in WES: (i) the general partner interest and all of the incentive distribution rights in WES, both owned through WGP’s 100% ownership of WES’s general partner, and (ii) a significant limited partner interest in WES.

For more information about Western Gas Partners, LP, Western Gas Equity Partners, LP, and Western Gas Flash Feed updates, please visit www.westerngas.com.

Important Information for Investors and Unitholders
This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transaction discussed herein, Western Gas Equity Partners, LP (“WGP”) will file with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-4, which will include a prospectus of WGP and a proxy statement of Western Gas Partners, LP (“WES”).  WES and WGP also plan to file other documents with the Commission regarding the proposed transaction. After the registration statement has been declared effective by the Commission, a definitive proxy statement/prospectus will be mailed to the unitholders of WES. INVESTORS AND UNITHOLDERS OF WES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS

(1) A reconciliation of any forecasted Adjusted EBITDA to net cash provided by operating activities and net income, or forecasted Adjusted gross margin to operating income is not provided because the items necessary to estimate such amounts are not reasonably accessible or estimable at this time.

(2) System statistics, including mileage and capacities, are as of September 30, 2018.

AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION THAT WILL BE FILED WITH THE COMMISSION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about WES and WGP once such documents are filed with the Commission, through the website maintained by the Commission at http://www.sec.gov. Copies of the documents filed with the Commission by WES and WGP will be available free of charge on their internet website at www.westerngas.com or by contacting their Investor Relations Department at 832-636-6000.

Participants in the Solicitation
WES, WGP, their respective general partners and their respective general partners’ directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of WES in connection with the proposed transaction. Information about the directors and executive officers of WES is set forth in WES’s Annual Report on Form 10-K which was filed with the Commission on February 16, 2018. Information about the directors and executive officers of WGP is set forth in WGP’s Annual Report on Form 10-K which was filed with the Commission on February 16, 2018. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Commission when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Statement Regarding Forward-Looking Statements
This presentation contains forward-looking statements. For example, statements regarding future financial performance, future competitive positioning, future market demand, future benefits to unitholders, future economic and industry conditions, the proposed transaction (including its benefits, results, effects and timing) and whether and when the transaction will be consummated, are forward-looking statements within the meaning of federal securities laws. WES, WGP and their respective general partners believe that their expectations are based on reasonable assumptions. No assurance, however, can be given that such expectations will prove to have been correct.

A number of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this presentation. Such factors include, but are not limited to:  the failure of the unitholders of WES to approve the proposed transaction; the risk that the conditions to the closing of the proposed transaction are not satisfied; the risk that regulatory approvals required for the proposed transaction are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; uncertainties as to the timing of the proposed transaction; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of the pro-forma partnership, following completion of the proposed transaction; and any changes in general economic and/or industry specific conditions.

(1) A reconciliation of any forecasted Adjusted EBITDA to net cash provided by operating activities and net income, or forecasted Adjusted gross margin to operating income is not provided because the items necessary to estimate such amounts are not reasonably accessible or estimable at this time.

(2) System statistics, including mileage and capacities, are as of September 30, 2018.

WES and WGP caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in WES’s and WGP’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other Commission filings, which are available at the Commission’s website, http://www.sec.gov.  All subsequent written and oral forward-looking statements concerning WES, WGP, the proposed transaction or other matters attributable to WES and WGP or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Each forward looking statement speaks only as of the date of the particular statement. Except as required by law, WES, WGP and their respective general partners undertake no obligation to publicly update or revise any forward-looking statements.

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Western Gas Contacts
Jonathon E. VandenBrand
Director, Investor Relations
jon.vandenbrand@anadarko.com
832.636.6000

Jack Spinks
Manager, Investor Relations
jack.spinks@anadarko.com
832.636.6000

(1) A reconciliation of any forecasted Adjusted EBITDA to net cash provided by operating activities and net income, or forecasted Adjusted gross margin to operating income is not provided because the items necessary to estimate such amounts are not reasonably accessible or estimable at this time.

(2) System statistics, including mileage and capacities, are as of September 30, 2018.